SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               GraphOn Corporation
         (Name of Subject Company (issuer) and Filing Person (offeror))

          Options to Purchase Common Stock, Par Value $0.0001 per share
                         (Title of Class of Securities)

                                   388 707 101
                (CUSIP Number of Class of Underlying Securities)

                               GraphOn Corporation
                               400 Cochrane Circle
                          Morgan Hill, California 95037
                                 (800) 472-7466
           (Name, address and telephone number of person authorized to receive notices
                 and communications on behalf of filing persons)

                                   Copies to:

                              Ira I. Roxland, Esq.
                             Joseph H. Schmitt, Esq.
                          Sonnenschein Nath & Rosenthal
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 768-6700

                            Calculation of Filing Fee

----------------------------------------------------------------------
     Transaction valuation(1)            Amount of filing fee(2)
----------------------------------------------------------------------
              $94,909                              $77
----------------------------------------------------------------------

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 677,917 shares of common stock of GraphOn Corporation having an aggregate value of $94,908 as of June 16, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
(2) The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.


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[ ]   Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.

Form of Registration No.:  Not applicable.

Filing Party:  Not applicable.

Date Filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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Item 1.    Summary Term Sheet.

      The information set forth under "Summary of Terms" in the Offer to Exchange Outstanding Options to Purchase Common Stock dated June 24, 2003 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) The name of the issuer is GraphOn Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 400 Cochrane Circle, Morgan Hill, California 95037. The telephone number of its principal executive offices is (800) 472-7466.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees to exchange certain options to purchase shares of the Company's common stock, par value $0.0001 per share, having an exercise price greater than or equal to $0.50 per share that were granted under any one of the following stock option plans of the Company (i) 1996 Stock Option Plan,
(ii) 1998 Stock Option/ Stock Issuance Plan or (iii) Supplemental Stock Option Plan for new options to purchase common stock that will be granted under the respective option plans under which the corresponding tendered options were issued, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form attached hereto as Exhibit (a)(3).

           As of June 16, 2003, there were outstanding options to purchase 2,776,161 shares of the Company's common stock, of which options to purchase 677,917 shares are eligible for exchange pursuant to the Offer.

           The information set forth in the Offer to Exchange under Section 2 ("Eligibility") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock") is incorporated herein by reference. No trading market exists for the options eligible for exchange.

Item 3.    Identity and Background of Filing Person.

(a) The Company is also the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning GraphOn") and
Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under Section 1 ("Purpose of the Offer"), Section 2 ("Eligibility"), Section 3 ("Number of Options"),
Section 4 ("Procedures for Participating in the Offer"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 9 ("Terms of New


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

Options"), Section 12 ("Accounting Consequences of the Offer") and Section 14 ("Material United States Federal Income Tax Consequences") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock") is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

      (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 1 ("Purpose of the Offer") and Section 12 ("Accounting Consequences of the Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 9 ("Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

(b) Not applicable.

      (d) Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock") is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Exchange under Section 15 ("Fees and Expenses") is incorporated herein by reference.

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

Item 10.   Financial Statements.

(a) The information set forth (i) in the Offer to Exchange under Section 10 ("Information Concerning GraphOn"), (ii) on pages 21 through 49 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and (iii) on pages 2 through 15 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 is incorporated herein by reference, and is available over the internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov. Such information may also be obtained, free of charge, by contacting the Company at GraphOn Corporation, 400 Cochrane Circle, Morgan Hill, California 95037, (800) 472-7466.

(b) Not applicable.

Item 11.   Additional Information.

(a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Stock") and Section 13 ("Legal Matters; Regulatory Approval") is incorporated herein by reference.

(b) Not applicable.

Item 12.   Exhibits.

(a)(1)     Offer to Exchange dated June 24, 2003

(a)(2)     Letter to Employees announcing the Exchange Offer

(a)(3) Form of Election Form, including statement of employee stock option holdings

(a)(4)     Form of Withdrawal Form

(a)(5)     Form of Confirmation Statement

(a)(6)     Form of Notice of Grant of Stock Option

(a)(7)     Form of Stock Option Agreement

(a)(8)     Form of Stock Purchase Agreement

(a)(9) GraphOn Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 31, 2003 (incorporated herein by reference)

(a)(10) GraphOn Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 15, 2003 (incorporated herein by reference)

(a)(11)    Press Release announcing the Exchange Offer

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(b)        Not applicable

(d)(1) GraphOn Corporation's 1996 Stock Option Plan, included as an exhibit in Registrant's Registration Statement on Form S-1 (Registration No. 333-11165) incorporated herein by reference

(d)(2) GraphOn Corporation's 1998 Stock Option/Stock Issuance Plan, included as an exhibit in Registrant's Registration Statement on Form S-8 (Registration No. 333-40174) incorporated herein by reference

(d)(3) GraphOn Corporation's Supplemental Stock Option Agreement, included as an exhibit in Registrant's Registration Statement on Form S-8 (Registration No. 333-40174) incorporated herein by reference

(g)        Not applicable

(h)        Not applicable

Item 13.   Information Required by Schedule 13E-3.

(a) Not applicable.




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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               GraphOn Corporation




                               By:  /s/ William Swain
                                    -----------------
                                    William Swain
                                    Secretary and Chief Financial
                                    Officer


Date: June 24, 2003





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                                INDEX TO EXHIBITS

Exhibit
Number     Description
(a)(1)     Offer to Exchange dated June 24, 2003
(a)(2)     Letter to Employees announcing the Exchange Offer
(a)(3) Form of Election Form, including statement of employee stock option holdings
(a)(4)     Form of Withdrawal Form
(a)(5)     Form of Confirmation Statement
(a)(6)     Form of Notice of Grant of Stock Option
(a)(7)     Form of Stock Option Agreement
(a)(8)     Form of Stock Purchase Agreement
(a)(9) GraphOn Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 31, 2003 (incorporated herein by reference)
(a)(10) GraphOn Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 15, 2003 (incorporated herein by reference)
(a)(11)    Press Release announcing the Exchange Offer
(b)        Not applicable
(d)(1) GraphOn Corporation's 1996 Stock Option Plan, included as an exhibit in Registrant's Registration Statement on Form S-1
           (Registration No. 333-11165) incorporated herein by reference
(d)(2) GraphOn Corporation's 1998 Stock Option/Stock Issuance Plan, included as an exhibit in Registrant's Registration Statement on Form S-8 (Registration No. 333-40174) incorporated herein by reference
(d)(3) GraphOn Corporation's Supplemental Stock Option Agreement, included as an exhibit in Registrant's Registration Statement on Form S-8 (Registration No. 333-40174) incorporated herein by reference
(g)        Not applicable
(h)        Not applicable